EXHIBIT 99.1

Profound Medical Announces First Quarter 2023 Financial Results

TORONTO, May 10, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the first quarter ended March 31, 2023. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“We continue to receive resoundingly positive feedback about the four TULSA clinical data presentations that were delivered a few days ago at the American Urological Association 2023 Annual Meeting,” said Arun Menawat, Profound’s CEO and Chairman. “These presentations reinforced TULSA’s safety, efficacy, precision, flexibility and durability, which further support its potential as a mainstream, whole gland or focal treatment for prostate disease. We are also very encouraged by the positive dialogue regarding our CPT® Category 1 application for TULSA that took place at last week’s American Medical Association CPT® Editorial Panel Meeting. We look forward to the publication of the Panel's final decision on or before June 2nd, and to updating our stakeholders on the outcome."

Summary First Quarter 2023 Results

For the quarter ended March 31, 2023, the Company recorded revenue of approximately $1.9 million, representing an increase of 36% from approximately $1.4 million in the same three-month period a year ago. Recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties, increased 43% to approximately $1.5 million, while one-time sale of capital equipment increased 16% to approximately $393,000.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution (“S&D”) expenses, were approximately $8.1 million in the first quarter of 2023, an increase of 4% compared with approximately $7.7 million in the first quarter of 2022.

Expenditures for R&D for the three months ended March 31, 2023 were approximately $3.8 million, an increase of 21% compared with approximately $3.2 million in the three months ended March 31, 2022, primarily due to: higher materials expense associated with R&D initiatives to reduce design costs, improve efficiencies and improve quality, and also with increased procedures and materials associated with CAPTAIN trial treatments; increased consulting fees due to regulatory consultants being utilized to assist with regulatory approvals in various countries; higher rent due to increased MRI time usage and increased rental area for labs; and higher share-based compensation due to awards granted to employees. Partially offsetting these amounts was a decrease in office supply costs due to timing of orders and supply chain issues which arose in the first quarter of 2022, and a decrease in amortization expenses due to intangible assets associated with the Sonalleve® brand and technology being fully amortized.

G&A expenses for the 2023 first quarter decreased by 10% to approximately $2.1 million, compared with approximately $2.3 million in the same period in 2022, due primarily to lower salaries and benefits, consulting fees and software expenses. These were partially offset by increased share-based compensation, insurance and office and other expenses.

First quarter 2023 S&D expenses decreased by 4% to approximately $2.1 million, compared with $2.2 million in the first quarter of 2022. This was driven by lower share based compensation, due to fewer awards granted to employees, offset partially by an increase in travel and other expenses due to increased in-person conferences, customer meetings, release of patient videos and marketing materials.

Net finance income for the three months ended March 31, 2023 was approximately $145,000, compared with approximate net finance costs of $892,000 in the three months ended March 31, 2022.

First quarter 2023 net loss was approximately $6.8 million, or $0.32 per common share, compared to approximately $10.5 million, or $0.40 per common share, in the three months ended March 31, 2022.

Liquidity and Outstanding Share Capital

As at March 31, 2023, Profound had cash of approximately $43.0 million.

As at May 10, 2023, Profound had 21,115,632 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today at 4:30 pm ET during which time the results will be discussed.

To participate in the conference call by telephone, please pre-register via this link to receive the dial-in number and your unique PIN.

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
In USD (000s)
(Unaudited)

	March 31, 2023 $	December 31, 2022 $

Assets

Current assets
Cash	42,984	46,517
Trade and other receivables	6,995	6,344
Inventory	8,125	7,941
Prepaid expenses and deposits	861	1,222
Total current assets	58,965	62,024

Property and equipment	882	899
Intangible assets	630	680
Right-of-use assets	765	818

Total assets	61,242	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,056	2,033
Deferred revenue	698	471
Long-term debt	924	523
Provisions	65	58
Derivative financial instrument	442	563
Lease liabilities	242	239
Income taxes payable	347	298
Total current liabilities	4,774	4,185

Long-term debt	6,226	6,651
Deferred revenue	752	764
Lease liabilities	755	817

Total liabilities	12,507	12,417

Shareholders’ Equity

Share capital	209,404	205,825
Contributed surplus	18,644	18,704
Accumulated other comprehensive loss	16,790	16,837
Deficit	(196,103)	(189,362)

Total Shareholders’ Equity	48,735	52,004

Total Liabilities and Shareholders’ Equity	61,242	64,421

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss/Income
In USD (000s)
(Unaudited)

	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Revenue
Recurring - non-capital	1,467	1,024
Capital equipment	393	340
	1,860	1,364
Cost of sales	647	928
Gross profit	1,213	436

Operating expenses
Research and development	3,840	3,180
General and administrative	2,106	2,346
Selling and distribution	2,105	2,202
Total operating expenses	8,051	7,728

Operating Loss	6,838	7,292

Net finance (income) costs	(145)	892

Loss before income taxes	6,693	8,184

Income taxes	48	31

Net loss attributed to shareholders for the period	6,741	8,215

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	47	2,293

Net loss and comprehensive loss for the period	6,788	10,508

Loss per share
Basic and diluted loss per common share	0.32	0.40

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
In USD (000s)
(Unaudited)

	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $

Operating activities
Net loss for the period	(6,741)	(8,215)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	179	154
Amortization of intangible assets	50	265
Depreciation of right-of-use assets	54	60
Share-based compensation	941	875
Interest and accretion expense	192	16
Deferred revenue	212	127
Change in fair value of derivative financial instrument	(121)	(77)
Change in amortized cost of trade and other receivables	(39)	(44)
Changes in non-cash working capital balances
Trade and other receivables	(600)	(365)
Prepaid expenses and deposits	364	273
Inventory	(330)	(631)
Accounts payable and accrued liabilities	(21)	(433)
Provisions	6	13
Income taxes payable	48	-
Foreign exchange on cash	(17)	123
Net cash flow used in operating activities	(5,823)	(7,859)

Financing activities
Payment of long-term debt	(206)	-
Proceeds from share options exercised	-	6
Proceeds from warrants exercised	2,423	-
Payment of lease liabilities	(73)	(81)
Total cash from (used in) financing activities	2,144	(75)

Net change in cash during the period	(3,679)	(7,934)
Foreign exchange on cash	146	906
Cash – Beginning of period	46,517	67,152
Cash – End of period	42,984	60,124